

December 2, 2011

Via E-mail
Donald J. Stebbins
President and Chief Executive Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

> **Re: Visteon Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 1, 2011**
> **File No. 333-177899**

Dear Mr. Stebbins:

We have reviewed your response to the comment in our letter dated November 22, 2011 and have the following additional comments.

General

1. We note your November 30, 2011 press release announcing the memorandum of understanding you signed with Yanfeng Visteon Automotive Trim Systems Co., Ltd., a joint venture that you have with Huayu Automotive Systems Co., Ltd., to sell the majority of your consolidated interiors business to Yanfeng Visteon Automotive Trim Systems Co., Ltd. Please revise your registration statement to describe the material terms of the agreement and your plans regarding this transaction. In addition, please file this agreement as an exhibit with your next amendment or tell us why this is not required.

Exhibit 5.01

2. Please have counsel revise to include Exhibits A and B, which are referenced in the first paragraph of the Exhibit 5.01.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Jerry T. Nowak, P.C.
        Kirkland & Ellis LLP